05044422

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17983

PROCESSING
RECEIVED
NOV 2 5 2005
SEC MAIL SECTION
199
WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/25/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg (City) **Florida** (State) **33716** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street (Address) **Suite 1700** **Tampa** (City) **Florida** (State) **33602** (Zip Code)

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAYMOND JAMES

November 18, 2005

Gentlemen:

I, the undersigned, an officer of Raymond James Financial Services, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

I, Richard G. Averitt III, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2005, are true and correct. I further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chairman

State of Florida
County of Pinellas

Before me personally appeared Richard G. Averitt III, to me well known and known to me to be the person described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard G. Averitt III executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal, this 18th day of November, A.D., 2005.

Notary Public
State of Florida at Large

KAREN B. WACHTEL
Notary Public, State of Florida
My comm. exp. Feb. 21, 2009
Comm. No. DD 398540

My commission expires:____________________

Raymond James Financial Services, Inc.
Member NASD/SIPC
880 Carillon Parkway • St. Petersburg, FL 33716
727-567-3020 • 800-237-8691 Ext. 73020 • 727-567-8765 Fax

Statement

of

Financial Condition

September 30, 2005

RAYMOND JAMES®

FINANCIAL SERVICES, INC.

Member NASD/SIPC

International Headquarters:

The Raymond James Financial Center

880 Carillon Parkway, St. Petersburg, FL 33716

727-567-1000 • www.RaymondJames.com

Committed to your financial future.

A wholly-owned subsidiary of Raymond James Financial, Inc. (NYSE-RJF)

Raymond James Financial Services, Inc.

(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

(in thousands, except share and par amounts)

(Audited)

SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$ 98,295
Receivables from affiliates	33,625
Other receivables, net of allowance of $4,433	10,703
Deferred income taxes, net	24,722
Property and equipment, less accumulated depreciation of $1,892	387
Prepaid expenses and other assets	1,347
	$ 169,079

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued compensation, commissions and benefits	$ 37,077
Income taxes payable to Parent	24,244
Payables to affiliates	2,340
Accrued expenses and other liabilities	47,657
	111,318
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock - $1 par value; authorized 5,000 shares; issued and outstanding 5,000 shares	5
Additional paid-in capital	17,021
Retained earnings	40,735
	57,761
	$ 169,079

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James Financial Services, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers ("NASD") and Securities Investor Protection Corporation ("SIPC"). The Company provides a comprehensive range of investments and services to its retail customers, including asset management, estate planning, retirement planning and cash management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end of the last Friday in the month of September. The Company intends to change its fiscal year end to the last day of September beginning in 2006 The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, the more significant of which are summarized below.

Securities transactions

The Company clears all securities transactions on a "fully-disclosed" basis through Raymond James & Associates, Inc. ("RJA"), a wholly-owned broker-dealer subsidiary of RJF. Under the clearing arrangement, RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts.

Cash and cash equivalents

The Company considers short-term investments with an initial maturity of three months or less to be cash equivalents.

Other receivables

Other receivables are reported at the outstanding amount, net of any allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the uncollectible amount within the Company's existing receivables. The Company determines the allowance based on historical experience. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance when the potential for recovery is considered remote. Other receivables primarily relate to receivables due from independent contractor Financial Advisors and insurance related proceeds.

Property and equipment

Property and equipment consists primarily of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation of assets is provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to five years. For income tax purposes, assets are depreciated using accelerated methods.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred.

Intangible assets

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" requires intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Intangible assets, subject to amortization, consisting of contractual agreements initially valued at $2,535,000 are carried at cost less accumulated amortization and are included in prepaid expenses and other assets in the amount of $1,001,000. These contractual agreements are amortized on a straight line-basis over 4.5 to 5 years and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2005 provision for income taxes was calculated on a separate company basis, and deferred tax assets and liabilities have been recorded by the Company. Based on a tax sharing agreement, RJF requires payment from the Company on a current basis for the tax provision and credits the Company for deferred tax assets.

Stock and stock option plan

Selected employees participate in various RJF incentive stock option and restricted stock option plans which provide for the issuance of RJF common stock. The Financial Advisors, who are independent contractors, participate in a non-qualified stock option plan. Stock-based compensation expense is calculated in accordance with the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation as modified by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, no less than the minimum of the range of probable loss.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. At September 30, 2005 the Company's net capital was $41,851,000. RJFS had no aggregate debit items and therefore the minimum net capital of $250,000 is applied, resulting in excess net capital of $41,601,000.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, RJA clears trades for the Company. RJA confirms securities trades, processes securities movements and records transactions for clients in its accounts. Receivable from affiliates of $33,625,000 at September 30, 2005, primarily fees and sales commissions receivable, and payable to affiliates of $2,340,000 at September 30, 2005 reflect amounts receivable and payable for these related party transactions.

NOTE 5 - BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the RJF Board of Directors, the incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available only to select employees, include deferred long-term incentive compensation, stock bonus, stock options, retention programs and employee investment funds.

The Financial Advisors of the Company, who are independent contractors, are not eligible to participate in any employee plans discussed above but are eligible to participate in a non-qualified stock option plan and a deferred bonus plan in which awards are based on sales production levels.

NOTE 6 - FEDERAL AND STATE INCOME TAXES:

Deferred income taxes as of September 30, 2005 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

Deferred tax assets:		
Accrued expenses	$	20,596
Deferred compensation		3,815
Capital expenditures		799
Total deferred tax assets		25,210
Deferred tax liabilities:		
Capital expenditures		(488)
Total deferred tax liabilities		(488)
Net deferred tax assets	$	24,722

The Company has recorded a deferred tax asset at September 30, 2005. No valuation allowance as defined by SFAS No. 109 is required for the year ended September 30, 2005. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

As previously reported, on September 30, 2004 the SEC instituted an administrative proceeding against the Company alleging fraud and failure to supervise a former financial advisor in the Cranston, Rhode Island office. The Administrative Law Judge issued an initial decision in September 2005 finding that the Company failed to supervise and that it was liable for the fraud committed by its former financial advisor, and ordered the Company to disgorge profits and pay a civil penalty aggregating $6.9 million. The Judge denied the SEC's request for a cease and desist order, a consultant and a finding that the Company violated e-mail retention rules.

As previously reported, the Company is a defendant in a series of lawsuits and arbitrations relating to an alleged mortgage lending program known as the "Premiere 72" program, that was administered by a company owned in part by two individuals who were registered as Financial Advisors with the Company in Houston. The lawsuits are pending in various courts, and several cases that had been removed to federal court were remanded to state court, and the plaintiffs are seeking reconsideration of that decision. In July 2005, the Company paid approximately $24 million in a settlement with approximately 380 claimants in this litigation, representing approximately two-thirds of the outstanding claims. The Company estimates that the value of the claims resolved also represents approximately two-thirds of the value of the total claims and has made adjustments to its litigation reserves to give effect to the estimated impact of the settlement. Several of the arbitration claims relating to this matter had been previously settled by the Company for amounts consistent with its evaluation of those claims.

As previously reported, the Company along with 28 other broker-dealers, entered into an acceptance, waiver, and consent with the NASD relative to the late filing of Forms U-5 and Amended U-4 for registered representatives. The Company paid a fine of $400,000 and agreed to perform certain undertakings. These late filings occurred during the period beginning January 2002 through January 2004. The Company had modified its procedures in January 2004 to address this issue prior to any regulatory inquiry. The Company is not aware of any clients that were harmed as a result of these late filings.

On September 27, 2005, the State of Utah filed a petition for Order of Censure, Suspension of License and Imposition of Fine against the Company related to the alleged failure to supervise a former financial advisor. The Utah Securities Division asked the Division Director to enter an order censuring the Company, suspending its license in Utah for 30 days, ordering a fine of $100,000 and requiring the engagement of an independent consultant to review its supervisory structure and procedures. The Company is contesting these allegations.

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each of these lawsuits. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for with respect to these matters in the Company's financial statements, the ultimate resolution of these matters will not result in a material adverse effect on the financial position or results of operations of the Company. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

KPMG

Independent Auditors' Report

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Tampa, Florida
November 18, 2005